UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reference is made to the current reports on Form 6-K filed by Ohmyhome Limited (the “Company’) with the U.S. Securities Exchange Commission on October 6, 2023 and October 11, 2023 (the “Prior 6-Ks). As a result of the completion of the acquisition of Simply Sakal Pte. Ltd. by Ohmyhome (BVI), a wholly owned subsidiary of the Company, and as disclosed in the Prior 6-Ks, the Company is filing the financial statements contained in the exhibits below.

Exhibit Index

Exhibit No.	Description
99.1	Audited financial statements of Simply Sakal Pte. Ltd., as of and for the fiscal years ended December 31, 2022 and 2021
99.2	Pro Forma Condensed Combined Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2023	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer